FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2007

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
--------------------------------------
(Translation of Registrant's Name)

Rua Fortunato Ferraz, 365
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: Jan 16, 2007

SADIA S.A.

By:/s/Welson Teixeira Junior
----------------------------------
Name: Welson Teixeira Junior
Title: Investor Relations Officer

Cost of the merging operations of the companies Empresa Matogrossense de Alimentos-EMA and Intergen:

Cost of the accounting reports - Ema and INTERGEN Cost of publication of material fact Cost of appraisal of EMA premium	= = =	R$ R$ R$	26,262.00 5,817.00 33,000.00

Total Cost			65,079.00

ACCOUNTING APPRAISAL REPORT*

EMA-Empresa Matogrossense de Alimentos Ltda.
CNPJ¹: 06.092.504/0001-65

1. SCOPE

Ernst & Young Auditores Independentes S/S, enrolled in the Regional Accounting Council of the State of São Paulo under No. 2SP015199/0-6 "S" MS and in the CNPJ/M.F. under No. 61.366.936/0001-25, a professional partnership established in the Capital of the State of São Paulo at Avenida Presidente Juscelino Kubitschek, 1830 -Torre I, 5o e 6a andares, appointed as expert appraisers by the management of EMA-Empresa Matogrossense de Alimentos Ltda. ("Company"), a limited liability partnership with its main address in the City of Lucas do Rio Verde, State of Mato Grosso, at Rua Santa Fé, 173, CNPJ/ MF under No. 06.092.504/0001-65, with its Bylaws filed in the State of Mato Grosso Registry of Commerce under NIRE No. 51200884486, to make an appraisal of its shareholders equity based on the amounts posted on its accounting records for the purpose of being merged by Sadia S.A., a publicly-held company with its main address in the city of Concórdia, State of Santa Catarina and central administrative office in the City of São Paulo, State of São Paulo, at Rua Fortunato Ferraz. 529, enrolled in the CNPJ/M.F under No. 20.730.099/0001-94, with its articles of association filed in the State of Santa Catarina Registry of Commerce under NIRE No. 4230002574-7 on January 3, 2006 under No. 20053156200, by its Partner, Mr. Antonio Humberto Barros dos Santos, accountant enrolled in the Regional Accounting Council of the State of São Paulo under No. 1SP161745/0-3 "S" MS, and to prepare this report, showing the product of its work, written in two pages plus one attachment, all of them initialed or signed, issued in four originals.

2. METHODOLOGY AND APPRAISAL CRITERIA

This appraisal was conducted by using the accounting methodology, i.e., it was based on the amounts shown on the accounting records and on the trial balances, ledger cards and other accounting data, at the base date of November 30, 2006, with ground on articles 183 and 184 of Law No. 6404/76.

We checked the trial balances against the accounting records to the extent deemed required, including a discussion with the Company's management as to the criteria used to prepare the balance sheet, particularly in relation to its main accounts and we verified that the accounting practices adopted in Brazil were observed.

¹ CNPJ: National Register of Corporate Taxpayers

3. NO CONFLICT OF INTERESTS AND OTHER INFORMATION

As determined by CVM Instruction No. 319, dated December 3, 1999, we inform that: (i) we have no direct or indirect interest the Company or in the operation, nor in any other relevant circumstance that may be characterized as a conflict of interest and (ii) the Company's controller or management has not directed, limited or practiced any act that compromised or may have compromised the access to use or to the knowledge of information, assets, documents or working methodologies which may be relevant to the quality of this accounting appraisal report.

4. CONCLUSION

Thus, considering the amounts specified in the Attachment which is an integral part of this Report, the expert signing this Appraisal Report concludes that the assets, rights and obligations forming the shareholders equity of this Company, at the base date of November 30, 2006, total the amount of seven hundred and eighty thousand, four hundred and forty-two thousand reais (R$780,442,00).

Lucas do Rio Verde, December 29, 2006

ERNST & YOUNG
Auditores Independentes S/S
CRC2SP015199/0-6 "S" MS

/s/ Antonio Humberto Barros dos Santos
Contador- CRC1SP161745/0-3 "S" MS

(*) Free translation

Attachment to the Accounting Appraisal Report of EMA-Empresa Matogrossense de Alimentos Ltda. CNPJ 06.092.5O4/0001-65 (In reais)

ASSETS
Permanent assets
Property, Plant and Equipment	569,400.91
Deferred charges	673,162.38
Total Assets	1,242,563.29
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Assets
Suppliers - Domestic	5,916.31
Other obligations	503.00
Long-term liabilities
Related parties - Sadia S/A	455,701.98
Total Liabilities	462,121.29
Shareholders equity at November 30, 2006	780,442.00

ACCOUNTING APPRAISAL REPORT*

INTERGEN LTDA.
CNPJ² 01.504.826/0001-50

1. SCOPE

Ernst & Young Auditores Independentes S/S enrolled in the Regional Accounting Council of the State of São Paulo under No. 2SP015199/0-6 "S" MS and in the C.N.PJ./M.F. under No. 61.366.936/0001-25, a professional partnership established in the Capital of the State of São Paulo, at Avenida Presidente Juscelino Kubitschek. 1830 -Torre I, 5º. e 6o andares, appointed as expert appraisers by the management of INTERGEN LTDA. ("Company"), a limited liability partnership with its main address in the City of Lucas do Rio Verde, State of Mato Grosso - Setor 01 s/ no., CNPJ./ MF under No 01.504.826/0001-50, with its Bylaws filed in the Registry of Commerce of the State of Mato Grosso under NIRE No. 51200620560, to make an appraisal of its shareholders equity based on the amounts posted on its accounting records for the purpose of being merged by Sadia S.A., a publicly-held company with its main address in the city of Concórdia, State of Santa Catarina and central administrative office in the City of São Paulo, State of São Paulo, at Rua Fortunato Ferraz, State of São Paulo, at Rua Fortunato Ferraz, No. 529, enrolled in the CNPJ/M.F under No. 20.730.099/0001-94, with its articles of association filed in the Registry of Commerce of the State of Santa Catarina under NIRE No. 4230002574-7 on January 3, 2006 under No. 20053156200, by its Partner, Mr. Antonio Humberto Barros dos Santos, accountant enrolled in the Regional Accounting Council of the State of São Paulo under No. 1SP161745/0-3 "S" MS, and to prepare this report, showing the product of its work, written in two pages plus one attachment, all of them initialed or signed, issued in four originals.

2. METHODOLOGY AND APPRAISAL CRITERIA

The appraisal used the accounting methodology, i.e., it was based on the amounts shown on the accounting records and on the trial balances, ledger cards and other accounting data, at the base date of November 30, 2006, with ground on articles 183 and 184 of Law No. 6404/76.

We checked the trial balances against the accounting records to the extent deemed required, including a discussion with the Company's management as to the criteria used to prepare the balance sheet, particularly in relation to its main accounts and we verified that the accounting practices adopted in Brazil were observed.

² CNPJ: National Register of Corporate Taxpayers

3. NO CONFLICT OF INTERESTS AND OTHER INFORMATION

As determined by CVM Instruction No. 319, dated December 3, 1999, we inform that: (i) we have no direct or indirect interest the Company or in the operation, nor in any other relevant circumstance that may be characterized as a conflict of interest and (ii) the Company's controller or management has not directed, limited or practiced any act that compromised or may have compromised the access to use or to the knowledge of information, assets, documents or working methodologies which may be relevant to the quality of this accounting appraisal report.

4. CONCLUSION

Thus, considering the amounts specified in the Attachment which is an integral part of this Report, the expert signing this Appraisal Report concludes that the assets, rights and obligations forming the shareholders equity of this Company, at the base date of November 30, 2006, total the amount of four hundred and eighty thousand, nine hundred and seventy-seven thousand reais and twenty centavos (R$480,977.20).

Lucas do Rio Verde, December 29, 2006

ERNST & YOUNG
Auditores Independentes S/S
CRC2SP015199/0-6 "S" MS

/s/ Antonio Humberto Barros dos Santos
Contador- CRC1SP161745/0-3 "S" MS

(*) Free translation

Attachment to the Accounting Appraisal Report of INTERGEN LTDA. CNPJ 01.504.826/0001-50 (In Reais)

ASSETS
Current Assets
Cash	123,256.37
Accounts receivable - Trade	88,338.00
Inventories	5,039.43
Other accounts receivable	3,425,03
Permanent assets
Investments	300.00
Property, Plant and Equipment	27(5,529.35
Deferred charges	4,4H.72
Total assets	501,299.90
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Assets
Suppliers	1,373.12
Labor obligations	13,627.08
Corporate obligations	4,236.76
Tax obligations	552.93
Other accounts payable	532.81
Total Liabilities	20,322.70
Shareholders equity at November 30, 2006	480,977.20